Professional Wrestling Alliance Corporation

                               268 West 400 South
                           Salt Lake City, Utah 84101
                       Commission file number: 033-24108-D
                      -------------------------------------

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
           EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                                 August 24, 2000

                      ------------------------------------

         NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
         SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

                       -----------------------------------

                                  INTRODUCTION

This Information Statement is being mailed on or about August 24, 2000, to holders of record on August 8, 2000, of the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Professional Wrestling Alliance Corporation, a Delaware corporation (the "Company"). It is being furnished in connection with a Shareholders' Consent Letter dated August 8, 2000 (the "Shareholder's Consent Letter"), whereby A-Z Professional Consultants, Inc., now known as, World Alliance Consulting, Inc.(the "Majority Shareholder ") agreed to remove and replace the Company's current Board of Directors and executive officers. The Company's current Board of Directors, executive officers and their replacements are as listed below:

The Company's Current Board of Directors    Replacement Board of Directors and
 and Executive Officers:                            Executive Officers:

Barry Vichnick - President/CEO & Director      BonnieJean C. Tippetts -
                                                 President/Secretary/
                                                 Treasurer & Director
Vaughn Nelson - Secretary and Treasurer        Gisela H. Tippetts    - Director
Allen Nelson     - Director                    David Michael Wolfson - Director
Gary Anderson  - Director
Alan Walker     - Director

The new directors and executive officers will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the date of mailing of this Information Statement to the Company's stockholders.

Because of the change in the composition of the Board, there will be a change in


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



control of the Company on the date the new directors referred to above take office.

As of August 8, 2000, the Company had 48,606,832 shares of $.001 par value Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of the Shareholder's Consent Letter and contains certain biographical and other information concerning the removal of and replacement of the Company's current Board of Directors. Additional information about the Company is contained in the Company's report on Form 10-KSB filed with the SEC and hereby incorporated by this reference. The Form 10-KSB and accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 10-KSB may be obtained from the SEC's website at http://www.sec.gov.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of Common Stock beneficially owned (a) as of the date of this Information Statement and (b) after the closing of the transactions contemplated by the Stock Purchase Agreement by: (i) those persons or groups known to the Company who will beneficially own more than 5% of the Company's Common Stock; (ii) each director and director nominee; (iii) each executive officer whose compensation exceeded $100,000 in the year ended
December 31, 1999; (iv) each executive officer of the Company to assume office after the closing; and, (v) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.


Title of Class          Name & Address of Beneficial Owner    Amount & Nature of     Percent
                                                              Beneficial Ownership   of Class

Common Voting Stock     BonnieJean C. Tippetts                None                   N/A
par value $0.001        268 West 400 South, Ste. 300
                        Salt Lake City, UT 84101

Common Voting Stock     Gisela H. Tippetts                    None                   N/A
par value $0.001        268 West 400 South, Ste. 300
                        Salt Lake City, UT 84101

Common Voting Stock     David Michael Wolfson                 None                   N/A
par value $0.001        268 West 400 South, Ste. 300
                        Salt Lake City, UT 84101

Common Voting Stock     Hudson Consulting Group, Inc.         5,432,000              12.79%
par value $0.001        268 West 400 South, Ste. 300
                        Salt Lake City, UT 84101




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




Common Voting Stock         World Alliance Consulting, Inc.                   25,185,139                  51.81%
par value $0.001            f/k/a A-Z Professional Consultants, Inc.
                            268 West 400 South, Suite 300
                            Salt Lake City, Utah 84101

Common Voting Stock         Directors and Executive Officers as a Group       0                           N/A
par value $0.001            (3 persons total)

                        DIRECTORS AND EXECUTIVE OFFICERS

The Shareholders' Consent Letter provides, in part, that effective as of August 8, 2000, Barry Vichnick, Allen Nelson, Vaughn Nelson, Gary Anderson, and Alan Walker will be removed from their positions as officers and directors of the Company, and that BonnieJean C. Tippetts, Gisela H. Tippetts, and David Michael Wolfson will be appointed as the new officers and directors in their place. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after August 8, 2000. The Shareholders' Consent Letter provides that BonnieJean C. Tippetts, Gisela H. Tippetts and David Michael Wolfson shall be selected as the designees to fill the vacancies of the Company's Board of Directors and executive officers upon the removal of its current executive officers and directors. The information below, regarding Barry Vichnick, Allen Nelson, Vaughn Nelson, Gary Anderson, and Alan Walker is based on information contained in the Company's 1999 10-KSB including their names, ages, principal occupations for the past five years, and their directorships with other corporations.

                    Current Executive Officers and Directors

          NAME                    AGE               POSITION
----------------------------  ------------ -------------------------------------
     Barry Vichnick                52        President and Director
----------------------------  ------------ -------------------------------------
     Allen Nelson                  55               Director
----------------------------  ------------ -------------------------------------
     Vaughn Nelson                 51         Secretary & Treasurer
----------------------------  ------------ -------------------------------------
     Gary Anderson                 47               Director
----------------------------  ------------ -------------------------------------
     Allan Walker                  53               Director
----------------------------  ------------ -------------------------------------

                    Proposed Executive Officers and Directors

         NAME                      AGE               POSITION
----------------------------  ------------ -------------------------------------
     BonnieJean C. Tippets         59            President/Director/
                                                Secretary & Treasurer
----------------------------  ------------ -------------------------------------
     Gisela H. Tippetts            34                Director
----------------------------  ------------ -------------------------------------
     David Michael Wolfson         21                Director
----------------------------  ------------ -------------------------------------

Director BonnieJean C. Tippetts, 59, was appointed a Vice President, Secretary and Director of the Company on November 17, 1999. Ms. Tippetts has over 30 years of experience in the business field. Her corporate experience includes starting, purchasing, operating and selling various businesses. She has been President or Director of more than a dozen corporations over the past 30 years. She is currently the President of A-Z Professional Consultants, Inc., now known as World Alliance Consulting, a management and corporate consulting firm. Ms. Tippetts earned a Bachelor of Arts degree from Lewis & Clark College in Portland, Oregon in 1960; obtained a Bachelor of Science degree from Brigham Young University in Provo, Utah in 1965; and was awarded a Master of Arts degree from the University of Northern Colorado in Greeley, Additionally, Ms. Tippetts Since 1991, has been employed by Canton Financial Services Corporation, a business and consulting firm and a sibling corporation to Hudson Consulting Group, Inc.

Gisela H. Tippetts, 34, a native born, citizen of Germany. Ms. Tippetts received her Bachelor of Science degree in Biology and Health Science and an Associates Degree in Applied Science from Salt Lake Community College located in Salt Lake City, Utah in 1995 and 1998 respectively. Ms. Tippetts is presently working on a Bachelor of Arts degree in Health Arts at the University of St. Francis in Joliet, Illinois. She has also been employed by Canton Financial Services, Inc. since April, 1999.

David Michael, Wolfson, 21, Mr. Wolfson is currently the owner and Managing Member of David Michael, L.L.C., a business consulting firm based in Salt Lake City, Utah. Mr. Wolfson earned a Bachelor of Arts degree from Emory University in Atlanta, Georgia in 1999. Mr. Wolfson has been a Director of Premier Brands, Inc. since December of 1999 and he has been a director of Kelly's Coffee Group, Inc. since January, 2000. Additionally, Mr. Wolfson is an employee of Canton Financial Services Corporation a sibling corporation to Hudson Consulting Group, Inc.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities ("ten-percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors and ten- percent stockholders also are required to furnish the Company with copies of all Section 16(a) forms they file. Except as listed below, to the Company's knowledge, based solely on its review of the copies of such forms furnished to it, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the year ended December 31, 1999.

     On January 11, 2000 Barry Vichnick, Leland Stringer, Pamela Nissen, and Allen Nelson filed a Form 3 late and are late in filing a Form 4.

     On March 8, 2000, A-Z Professional Consultants, Inc., A-Z Professional Consultants, Inc., Retirement Trust, Allen Wolfson, Hudson Consulting Group, Inc., and Richard Surber filed Form 3's late.

     On March 9, 2000, Hudson Consulting Group, Inc., Richard Surber, and Oasis International Hotel & Casino, Inc., filed a Form 4 late.







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



                             EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the year 1999. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by the Company's chief executive officer(s) for the past three years and each of the four other most highly compensated executive officers of the Company whose total salary and bonus exceeded $100,000.


                                            SUMMARY COMPENSATION TABLE

                                     Annual Compensation                             Long Term Compensation
                                                                              Awards                        Payouts
    Name and                                      Other Annual    Restricted     Securities                            All
Principal Position                                Compensation      Stock        Underlying         LTIP payouts      Other
                               Salary    Bonus           ($)        Award(s)      Options               ($)           Compe
                    Year        ($)      ($)                          ($)          SARs(#)                            nsation
                                                                                                                        ($)

BonnieJean C.       2000             $0     -          -               -              -                   -              -
Tippetts:           1999            n/a     -          -               -              -                   -              -
Chief Executive     1998            n/a     -          -               -              -                   -              -
Officer/
Treasurer/                                                             -
Secretary &
Director

Gisela H.           2000             $0
Tippetts:           1999             $0
Director            1998             $0

David Michael       2000             $0
Wolfson:            1999             $0
Director            1998             $0

Barry Vichnick      2000             $0
former President    1999             $0
                    1998             $0

Allen Nelson        2000             $0
former Director     1999             $0
                    1998             $0

Vaughn Nelson       2000             $0
former              1999             $0
Director            1998             $0

Alan Nelson         2000             $0
former Director     1999             $0
                    1998             $0

Gary Anderson       2000             $0
former Director     1999             $0
                    1998             $0

Richard Surber      2000             $0                             800,000
former President,   1999             $0
CEO & Director      1998             $0






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



             STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

At present, the Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 17, 1999, the Company issued 5,000,000 shares of its common stock to Hudson Consulting, Group, Inc. in exchange for advisory/consulting services rendered to Leland Stringer, Barry Vichnick, Pamela Nissen, and Allen Nelson.

The Company, in a related party transaction, purchased approximately 2.145 acres of raw land located in Elko County Nevada from Oasis Fields, L.L.C., for 1,200,000 shares of the Company's common stock issued to Oasis International Hotel & Casino, Inc., which is a sibling corporation to Hudson Consulting Group, Inc. Mel Fields was the sole shareholder and 100% owner of Oasis Fields, L.L.C. prior to this transaction. However, pursuant to this transaction, Oasis Fields, L.L.C. is now owned in its entirety by the Company.

On January 6, 2000, World Alliance received 300,000 shares of the Company's common stock in exchange for consulting services rendered to the Company.

Effective August 11, 2000, the Company canceled 23,500,000 shares of its common stock held by Barry Vichnick and Allen Nelson pursuant to a Separation Agreement dated July 27, 2000 ("Agreement"). This cancellation reduced the Company's number of validly issued and outstanding shares of $0.001 par value common stock from 72,106,832 before the cancellation to 48,606,832 shares after the cancellation. As a result of the cancellation, A-Z Professional Consultants, Inc., now known as World Alliance Consulting, Inc., became the controlling and Majority Shareholder of the Company. World Alliance Consulting, Inc. now collectively holds 25,185,139 shares or 51.81% of all of the validly issued and outstanding shares of the Company's $0.001 par value common stock, thus representing more than a majority of the Company's validly issued and outstanding common stock:

                                LEGAL PROCEEDINGS

Except as listed below, the Company is not a party to any pending or to the best of its knowledge, any threatened legal proceedings. No director, officer or affiliate of the Company, or owner of record or of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

     Cynthia  M.  Maleski,   Insurance   Commissioner  of  the  Commonwealth  of
     Pennsylvania v. Jutland Enterprises, Inc.

     On July 5, 1994, Maleski, in her capacity as statutory liquidator of Corporate Life Insurance Company, filed an action against the Company in the Commonwealth Court of Pennsylvania No. 294 M.D. 1994. That court entered a Default Judgement on December 28, 1994 against the Company in the amount of $300,000 plus 10% interest from October 8, 1993, plus attorney's fees and costs. On

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




     May 8, 1995, a suit was filed in the Superior Court of New Jersey, Somerset County, Docket No. SOM-L-871-95 seeking to enforce the Pennsylvania judgement. On June 7, 1996, judgement was granted by the New Jersey Court in the amount of $398,884.36 plus costs and attorney's fees.

SUBMITTED BY THE MAJORITY SHAREHOLDERS OF PROFESSIONAL WRESTLING
ALLIANCE CORPORATION.

World Alliance Consulting Inc.,
f/k/a A-Z Professional Consultants, Inc.

/s/  BonnieJean C. Tippetts
----------------------------
BonnieJean C. Tippetts
President


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